UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Wagner, Jeanette S.
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   07/31/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Units (Share Pay|        |10/2/|A (1|V|31         |A  |(2)  |(3)  |Class A Comm|31 (4) |       |            |D  |            |
out)                  |        |1998 |)   | |           |   |     |     |on Stock    |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Units (Share Pay|        |1/5/1|A (1|V|22         |A  |(2)  |(3)  |Class A Comm|22 (4) |       |            |D  |            |
out)                  |        |999  |)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Units (Share Pay|        |4/6/1|A (1|V|18         |A  |(2)  |(3)  |Class A Comm|18 (4) |       |            |D  |            |
out)                  |        |999  |)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Units (Share Pay|        |7/2/1|A (1|V|42         |A  |(2)  |(3)  |Class A Comm|42     |       |40,184 (5)  |D  |            |
out)                  |        |999  |)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Option (Right to Buy) |$53.50  |7/20/|A   |V|75,000     |A  |(6)  |7/20/|Class A Comm|75,000 |       |75,000      |D  |            |
                      |        |1999 |    | |           |   |     |2009 |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Represents reinvestment of dividend equivalents on outstanding Stock
Units.
2. The Stock Units will paid out in shares at a time to be determined by the Company, but in no event later than ninety days of the Reporting Person's termination of employment.
3. No later than ninety days of the Reporting Person's termination of employment.
4. The dividend equivalents that accrued on October 2, 1998, January 5, 1999 and April 6, 1999 were prior to the 2-for-1 stock split on June 2, 1999, and are presented on a pre-split basis.
5. Reflects the effect of a 2-for-1 stock split on June 2, 1999.
6. Options granted pursuant to The 1999 Share Incentive Plan in respect of 25,000 shares exercisable from and after January 1, 2002; 25,000 shares exercisable from and after January 1, 2003; 25,000 shares exercisable from and after January 1,
2004.
SIGNATURE OF REPORTING PERSON
Jeanette S. Wagner
DATE
08/02/1999